September 19, 2016

VIA EDGAR

Suzanne Hayes

Assistant Director, Office of Healthcare and Insurance

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alere Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 15, 2016
File No. 001-16789

Dear Ms. Hayes:

Alere Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to its Preliminary Proxy Statement on Schedule 14A filed on August 15, 2016 (File No. 001-16789) (the “Preliminary Proxy Statement”) that incorporates the changes made in response to the comments of the staff of the Division of Corporate Finance of the Commission (the “Staff”), as well as certain other updated information. This letter, together with Amendment No. 1, provides the Company’s responses to the comments contained in your letter dated September 13, 2016 (the “Comment Letter”), relating to the Preliminary Proxy Statement.

Set forth below in italics are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure. Where requested, supplemental information will be provided under separate cover. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

Suzanne Hayes Securities and Exchange Commission September 19, 2016	2

Four clean copies of Amendment No. 1, and four copies that are marked to show changes from the previously filed Preliminary Proxy Statement, as applicable, are enclosed for your convenience with four copies of this letter. Page references in the Company’s responses are to pages in the clean copy of Amendment No. 1.

The Merger, page 26

Background of the Merger, page 26

1.	Please describe in more detail the potential strategic and financial alternatives reviewed between September 2014 and December 2015 that are referenced in the second full paragraph on page 27. Please also describe the alternatives discussed at the December 14, 2015 board meeting.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 27 and 28 in Amendment No. 1 to include the requested information.

2.	Please describe the discussions relating to the exclusion of a standstill provision in the confidentiality agreement executed on January 5, 2016 between Alere and Abbott. We note a standstill provision was included in the confidentiality agreements Alere entered into with Companies D, E, F and G.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 30 in Amendment No. 1 to include the requested information.

Opinion of the Company’s Financial Advisor, page 40

3.	Please provide us with copies of the materials that J.P. Morgan Securities LLC prepared and shared with the board of directors in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the boards. We may have additional comments after we review those materials.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the final presentation materials prepared by J.P. Morgan Securities (“J.P. Morgan”) and shared with the Company’s board of directors in connection with the entry into this transaction are being provided to the Staff under separate cover by counsel for J.P. Morgan on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. The Company has been advised by counsel for J.P. Morgan that, in accordance with such Rules, counsel to J.P. Morgan has requested that these materials be returned promptly following completion of the Staff’s review thereof and that such counsel also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

4.	Please revise to disclose the data underlying the results described in this section. For example, in the Public Trading Multiples analysis, please disclose the Firm Value to EBITDA and P/E multiples for each selected company, identify the multiples that were determined to be outliers and explain why these outliers were excluded. For the Selected Transaction Analysis, disclose the Firm Values implied by the transactions and the resulting multiples of the companies’ EBITDA for each transaction.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 43 through 45 in Amendment No. 1 to include the requested information.

Discounted Cash Flow Analysis, page 42

Suzanne Hayes Securities and Exchange Commission September 19, 2016	3

5.	Please revise your description of the Discounted Cash Flow Analysis to disclose the projections for the fiscal years 2019 through 2025 that J.P. Morgan relied on when preparing the analysis, as well as the assumptions provided by management that were the basis of these projections.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 44, 48 and 49 in Amendment No. 1 to include the requested information.

General, page 43

6.	Please quantify the amount of fees Alere has paid to J.P. Morgan and its affiliates in the past two years. Refer to Item 14(b)(6) of Schedule 14A.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 46 in Amendment No. 1 to include the requested information.

Regulatory Approvals Required for the Merger, page 60

7.	Please expand your disclosure to address the status of your response to the FTC’s request for additional information received on May 2, 2016.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 63 in Amendment No. 1 to include the requested information.

*     *     *     *     *

As requested by the Staff in the closing comments of the Comment Letter, attached hereto as Annex A is a written acknowledgment of certain matters by the Company.

If you have any questions, please do not hesitate to call me at (212) 373-3075.

Very truly yours,

/s/ Ross A. Fieldston

Ross A. Fieldston

Cc:	Michael Gershon (United States Securities and Exchange Commission)
Mary Beth Breslin (United States Securities and Exchange Commission)
Namal Nawana (Alere Inc.)
Ellen Chiniara, Esq. (Alere Inc.)
Doug Barry, Esq. (Alere Inc.)
Scott A. Barshay (Paul, Weiss, Rifkind, Wharton & Garrison LLP)
Keith Hallam (Cravath, Swaine & Moore LLP)

Annex A

On behalf of Alere Inc. (the “Company”) and in connection with the filing of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (File No. 001-16789) (the “Proxy Statement”), the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: September 19, 2016

ALERE INC.,

by	/s/ Ellen Chiniara
Ellen Chiniara
Senior Vice President and General Counsel